NEWS RELEASE September 25, 2006 NR-06-28

ENERGY METALS ANNOUNCES KEY TECHNICAL APPOINTMENTS

STOVER NAMED COO; FREEMAN, THOMPSON AND TEWALT ARE APPOINTED TO ADVISORY
BOARD, SEALY NAMED VP FOR ENVIRONMENTAL AND REGULATORY AFFAIRS,
LUDEMAN JOINS MERGERS & ACQUISITIONS DEPARTMENT

Vancouver, British Columbia, September 25, 2006 - Energy Metals Corporation (TSE:EMC) is pleased to announce Dr. Dennis Stover has been named Chief Operating Officer of the Company.

Mr. Curtis O. Sealy has been promoted to Vice-President of Environmental and Regulatory Affairs and Mr. Frank Ludeman joins the U.S. Corporate Development Department, headed by Mr. William Sheriff, as Senior Project Analyst in a consulting capacity.

In addition, Mr. Nate Tewalt, Mr. Marvin Freeman, and Mr. Tony Thompson have been appointed to EMC’s Technical Board of Advisors, joining Mr, Steve Morzenti, Dr. Doug Underhill, Mr. Rick Kusmirski and Dr. Phil Goodell.

Stover Named Chief Operating Officer Energy Metals Corporation

Dennis E. Stover, Ph.D., is responsible for the commercial development of Energy Metals Corporation’s substantial U.S. uranium assets. Prior to joining EMC in 2005, he led a private consulting firm founded in 2002 that provided technical services to both domestic and international uranium mining ventures. From 1989 until 2002, he served as Vice President, Engineering and Project Development for Rio Algom Mining Corp. where he directed the design, construction and startup of the Smith Ranch In-Situ Recovery (ISR) Uranium Project.

After earning a B.A. in Chemistry from Kalamazoo College and a Ph.D. in Chemical Engineering at the University of Michigan, he joined Atlantic Richfield Company where he was instrumental in the development of in-situ recovery technology and the Clay West Project, the first commercial scale U.S. in-situ uranium project. Prior to joining Rio Algom in 1989, he served as Chief Engineer for Everest Minerals Corporation for 11 years during which the Highland ISR Uranium Project was developed along with several Texas ISR projects, including the Hobson Central Processing Facility currently being renovated by EMC.

An author of several papers regarding in-situ uranium recovery, he has co-authored three IAEA Guidebooks and Manuals related to both acidic and alkaline uranium ISR technology and has authored six patents relating to ISR technology.

Environmental And Regulatory Affairs

Curtis O. Sealy, M.Sc., P.E., Appointed Vice-President for Environmental & Regulatory Affairs

Mr. Sealy is a registered professional engineer with over 35 years’ experience related to the investigation, design and construction of projects for the metals mining and milling industry. He has performed audit assessments for the uranium milling tailings and mining programs for Wismut in the Saxony Province (formerly GDR) Germany. Mr. Sealy successfully managed two groundwater restoration projects in Brits and Bon Accord, South Africa. His uranium experience consists of 17 years with Umetco Minerals Corporation (Umetco), as Manager of Engineering, where he was responsible for developing cost efficient, permanent, remedial design solutions for Umetco’s environmental liabilities.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

He was also responsible for preparation of cost estimates, schedules and annual budgets for construction activities.

Mr. Sealy served as the General Manager of Umetco from 1994 to 2004 where he was responsible for the technical, financial, regulatory compliance and EH&S functions of the Corporation. He directed over $200 million in remedial construction including five groundwater restoration programs where he obtained Alternate Concentration Limits (ACL’s) for three uranium mill tailings sites.

Corporate Development

Frank L. Ludeman, M.S., Geology, Senior Project Analyst/Corporate Development

Mr. Ludeman has over 45 years’ experience in management and technical positions of accountability in mining industry exploration, development and mine operations. His primary area of practice is in the uranium industry with underground, open pit, and in-situ leach recovery (ISR) experience with Kerr-McGee Corp. and Wyoming Mineral Corp. in New Mexico, Texas, Colorado and Wyoming. Recent industry positions and consulting work has predominantly involved evaluation, development, and operation of uranium ISR projects. He is a member of the American Institute of Professional Geologists and a Certified Professional Geologist.

During Mr. Ludeman’s career, he has evaluated nearly every potential ISR and conventional mining uranium deposit in Wyoming, Texas, New Mexico and Colorado for mining company clients. His last position was as a consultant to Standard Uranium Inc. where he was a key technical advisor during Standard’s acquisition of Everest Minerals Corp. Mr. Ludeman’s ISR evaluations consisted of ore reserves, equilibrium studies, hydrologic investigations, geochemistry, and metallurgical tests, including complete ISR feasibility studies.

Advisory Board Additions

Marvin Freeman, B.S., Mechanical Engineering

Mr. Freeman has over 27 years’ experience in uranium in-situ-recovery (ISR) mining that includes Exxon Corporation, Kerr-McGee Corporation and Rio Algom Mining Corporation. He joined Rio Algom as Vice President, Technical Services and Regulatory Affairs, in 1989 and was named Executive Vice President of Rio Algom Mining Corp. in 1997 where he was employed until his retirement in 2002. Responsibilities included overall operational accountability for Rio Algom’s U.S. uranium operations, including the Smith Ranch ISR mine in Wyoming, the Ambrosia Lake operations in New Mexico, and the Lisbon mine and mill reclamation project in Utah. From 1979 to 1989, Mr. Freeman was Director of Chemical Mining in Kerr-McGee’s Uranium Mining Division with responsibility for the Ambrosia Lake stope leaching programs and for ISR pilot demonstrations, permitting, and production planning at the Smith Ranch mine in Wyoming. Prior to joining Kerr-McGee, he was responsible for the Exxon uranium ISR program, which included permitting and two ISR pilots at the Highland uranium property in Converse County, Wyoming. During the 10 years before moving into ISL mining Mr. Freeman held various engineering and supervisory positions in Exxon’s oil and gas operations.

Tony Thompson, B.A. History, B.A. Law

Mr. Anthony J. Thompson has been practicing environmental and occupational health and safety law since mid-1970. His practice includes legislation, regulatory counseling and litigation involving development of and compliance with environmental and natural resources law and regulations, risk assessment and management, and occupational health and safety regulatory matters. As primary outside counsel to the American Mining Congress (AMC), now the National Mining Association (NMA), for radioactive waste issues, he has represented virtually the entire domestic uranium mining and milling industry either as counsel to AMC/NMA or as a counsel to individual licensees since the late 1970’s. Thus, for over two decades, his practice has encompassed uranium recovery legislative, regulatory, licensing and litigation issues for both conventional and in situ recovery (ISR) facilities, radiation health and safety issues, including radioactive waste disposal issues, Clean Air Act (CAA) and title (CERCLA) issues, release of radionuclides issues, and constitutional issues related to federal preemption of Atomic

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

Energy Act (AEA) materials. Mr. Thompson is the prime author of NMA’s White Paper entitled “Recommendations for a Coordinated Approach to Regulating the Uranium Recovery Industry” and NMA’s Fuel Cycle Facilities Forum’s (FCFF) joint White Paper entitled “Direct Disposal of Non-11e.(2) Byproduct Materials in Uranium Mill Tailings Impoundments”. He was a member of the National Risk Assessment and Management Commission, appointed by President Bush in 1992. Mr. Thompson is currently a member of the American Nuclear Society, the American Bar Association, Society for Mining, Metallurgy, and Exploration, Inc., and numerous other associations.

Nate Tewalt, M.S. Geology, B.S., Geology

Mr. Tewalt is a geologist with over 20 years of exploration and development experience. He has worked for a number of mining companies, including US Borax, Tenneco Minerals, Meridian Minerals, Santa Fe Mining and FMC Gold. In 1996 Mr. Tewalt became Vice-President of Exploration for Cornucopia Resources and in 1997 was a founder and Chief Executive Officer of Great Basin Gold. From 1999 to 2004 Mr. Tewalt worked as a consulting geologist generating and evaluating uranium, gold, and gallium projects in the western United States. In 2004 he became President and CEO of Goodfellow Resources Inc. (later Standard Uranium Inc.) and was instrumental in developing Standard's portfolio of uranium properties, including a move to become a uranium producer with the substantial acquisition of Everest Exploration Inc. in early 2006. Standard Uranium was acquired by Energy Metals Corporation in a business combination finalized in March of 2006.

Energy Metals Corporation

Energy Metals Corporation is a TSX listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Corporate Development, Director: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.